SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Guidance Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

401692108

(CUSIP Number)

Gordon A. Davies

Open Text Corporation

275 Frank Tompa Drive

Waterloo, Ontario

Canada N2L OA1

(519) 888-7111

With a copy to:

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 401692108	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,268,966(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,268,966(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,268,966(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of 2,811,631 Shares (as defined below) included herein is being reported herein solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	The above calculation is based on 33,882,229 Shares outstanding (as disclosed by the Issuer to the Reporting Person) as of July 21, 2017.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Shares”), of Guidance Software, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1055 E. Colorado Blvd., Pasadena, CA 91106.

Item 2. Identity and Background

This Schedule 13D is being filed by Open Text Corporation, a Canadian corporation (the “Reporting Person”). The address of the principal business and principal offices of the Reporting Person is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. The Reporting Person operates in the enterprise information management market. The Reporting Person holds the 457,335 Shares reported herein.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto and is incorporated herein by reference.

During the past five years neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required to acquire 457,335 Shares was approximately $2,405,907, which was obtained from cash on hand.

The total amount of funds required by the Reporting Person to acquire the Issuer, including the purchase of Shares pursuant to the Merger Agreement (as defined below) and the Merger (as defined below), is estimated to be approximately $240 million. The Reporting Person will obtain funds from cash on hand and the Reporting Person’s existing $450 million committed short-term revolving credit facility (the “Revolver”) to fund the Offer Price (as defined below) and the Merger Consideration (as defined in the Merger Agreement).

Barclays Bank plc is the administrative agent and collateral agent, Royal Bank of Canada is the documentary credit lender, and a large syndicate of banks are lenders for the Revolver. The Revolver matures on May 5, 2022 with no fixed repayment date prior to the end of the term. Borrowings under the Revolver are secured by a first charge over substantially all of the Reporting Person’s assets on a pari passu basis with the Reporting Person’s term loan facility. Under the Revolver, the Reporting Person must maintain a “consolidated net leverage” ratio of no more than 4:1 at the end of each financial quarter. Consolidated net leverage ratio is defined for this purpose as the proportion of the Reporting Person’s total debt reduced by unrestricted cash, including guarantees and letters of credit, over the Reporting Person’s trailing twelve months net income before interest, taxes, depreciation, amortization, restructuring, share-based compensation and other miscellaneous charges. As of June 30, 2017, the Reporting Person’s consolidated net leverage ratio was 2.4:1. Borrowings under the Revolver bear interest per annum at a floating rate of LIBOR plus a fixed rate that is dependent on the Revolving Person’s consolidated net leverage ratio. As of June 30, 2017, the outstanding balance on the Revolver bears an interest rate of approximately 2.74%. As of June 30, 2017 the Reporting Person has an outstanding balance on the Revolver of $175 million. The Reporting Person expects to repay the current balance outstanding as of the date of this Schedule 13D by the end of the Reporting Person’s Fiscal 2018 which ends on June 30, 2018. The Reporting Person intends to draw additional amounts under the Revolver for purposes of acquiring the Issuer and intends to repay such amounts in the ordinary course of its business from time to time as it deems appropriate.

[ Page 3 of 12 Pages ]

The foregoing description of the Revolver does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Credit Agreement among the Reporting Person, Barclays Bank PLC, Royal Bank of Canada, Barclays Capital and RBC Capital Markets, dated as of November 9, 2011, which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference; the First Amendment thereto and Amended and Restated Security and Pledge Agreement in connection therewith, dated as of December 16, 2013, which are attached to this Schedule 13D as Exhibit 2 and incorporated herein by reference; the Second Amendment thereto, dated as of December 22, 2014, which are attached to this Schedule 13D as Exhibit 3 and incorporated herein by reference; and the Amendment No. 3 to the Second Amended and Restated Credit Agreement, dated as of May 5, 2017, which is attached to this Schedule 13D as Exhibit 4 and incorporated herein by reference.

As a result of the execution of the Tender and Voting Agreement (as defined below), the Reporting Person may be deemed to have acquired beneficial ownership of 2,811,631 Shares to the extent provided therein. The Tender and Voting Agreement was entered into as a condition and inducement to the willingness of the Reporting Person and Galileo Acquisition Sub Inc. (“Purchaser”) to enter into and perform their obligations under the Merger Agreement. The Reporting Person and Purchaser requested that each Stockholder (as defined below) enter into the Tender and Voting Agreement, and each Stockholder agreed to do so in order to induce the Reporting Person and Purchaser to enter into, and in consideration of their entering into, the Merger Agreement. The Reporting Person did not pay any consideration to the Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any of the 2,811,631 Shares for purposes of Section 13(d) of the Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

The information set forth or incorporated by reference in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

In connection with its contemplation of a potential transaction, the Reporting Person acquired 457,335 Shares in open market purchases.

Merger Agreement

On July 25, 2017, the Reporting Person, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, Purchaser will commence a tender offer (the “Offer”) no later than August 8, 2017 to acquire all outstanding Shares at a purchase price of $7.10 per Share (the “Offer Price”), in cash, without interest and net of applicable withholding of taxes.

The obligation of Purchaser to consummate the Offer is conditioned upon (i) immediately prior to the expiration of the Offer (as defined in the Merger Agreement) there having been validly tendered in the Offer (in the aggregate), and not withdrawn (and excluding any Shares of the Issuer tendered pursuant to guaranteed delivery procedures that have not yet been received), that number of Shares of the Issuer that, together with the number of such Shares (if any) then owned by Purchaser, the Reporting Person and controlled affiliates thereof, would equal at least a majority of the Shares of the Issuer then issued and outstanding; (ii) the fulfillment of the Regulatory Conditions (as defined in the Merger Agreement), including, but not limited to, (a) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder; (b) receipt of a commitment letter reflecting acceptance by the Defense Security Service of a plan to mitigate foreign ownership, control, and influence over the Company resulting from the transactions contemplated by the Merger Agreement; (iii) the absence of any legal proceeding being pending by any governmental authority seeking an order that would restrain, prohibit or otherwise make illegal the consummation of the Offer or the Merger or, subject to certain exceptions described in the Merger Agreement, impose any limitations on the ownership or operation by the Reporting Person (or any of its subsidiaries) of all or any portion of businesses or assets of the Reporting Person, the Company or any of their respective subsidiaries, or compel the Reporting Person, the Company or any of their respective subsidiaries to dispose of or hold separate any portion of their businesses or assets; (iv) no Company Material Adverse Effect (as defined in the Merger

[ Page 4 of 12 Pages ]

Agreement) having occurred following the date of the Merger Agreement; and (v) the satisfaction of other customary conditions.

As soon as practicable following consummation of the Offer and subject to certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Issuer (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, and the Issuer will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of the Reporting Person.

At the consummation of the Merger, the Issuer is required to deliver to the Reporting Person evidence reasonably satisfactory to the Reporting Person of the resignation of the directors of the Issuer and its subsidiaries (other than directors of the Issuer’s subsidiaries whom the Reporting Person determines shall continue to serve in such capacities following the date and time on and at which the Merger becomes effective (the “Effective Time”)), effective at the Effective Time. Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation, effective as of, and immediately following, the Effective Time, will consist of the directors of Purchaser and the officers of the Surviving Corporation will consist of the Issuer’s officers immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Issuer will be amended so as to read in its entirety in the form set forth in Exhibit A to the Merger Agreement, and as so amended and restated will be the certificate of incorporation of the Surviving Corporation. Also at the Effective Time, the bylaws of Purchaser will be the bylaws of the Surviving Corporation.

Upon the consummation of the Merger, each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Pursuant to Section 12(g)(4) of the Act, at the Effective Time the Shares will become eligible for deregistration and the Reporting Person will cause the Shares to be deregistered. In addition, the Reporting Person will cause the Shares to be delisted from the Nasdaq Stock Market.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement which is attached to this Schedule 13D as Exhibit 5 and incorporated herein by reference.

Tender and Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on July 25, 2017, Patrick Dennis, Barry Plaga, Michael Harris, Ken Basore, Alfredo Gomez, Max Carnecchia, John Colbert, Michael McConnell, Wade Loo, Reynolds C. Bish, Robert van Schoonenberg, Rasmus van der Colff and Stephanie Urbach, executive officers and directors of the Issuer (each, a “Stockholder” and, collectively the “Stockholders”) entered into the Tender and Voting Agreement (the “Tender and Voting Agreement”) with the Reporting Person and Purchaser pursuant to which each Stockholder agreed, among other things, to tender his or her Shares pursuant to the Offer and to vote against (i) any Competing Proposal (as defined in the Merger Agreement) or any proposal related to any Competing Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Issuer or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Issuer or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or board of directors of the Issuer (other than as directed by the Reporting Person, Purchaser or any the Reporting Person subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as described in the Merger Agreement) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, the Issuer.

[ Page 5 of 12 Pages ]

The Tender and Voting Agreement terminates upon the earliest of (a) the termination of the Merger Agreement, (b) the Effective Time, and (c) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of July 21, 2017, the Stockholders collectively owned a number of Shares equal to approximately 8.3 % of the issued and outstanding Shares. In addition, the Stockholders collectively hold (as of July 31, 2017) options (whether vested or unvested) for an aggregate of 727,225 Shares. If a Stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

The foregoing description of the Tender and Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender and Voting Agreement which is attached to this Schedule 13D as Exhibit 6 and incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreement have been provided solely to inform investors of their terms. They are not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Issuer, the Reporting Person, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement and the Tender and Voting Agreement (i) are made only for purposes of the Merger Agreement and the Tender and Voting Agreement, respectively; (ii) are made as of specific dates; (iii) are solely for the benefit of their respective parties; (iv) may be subject to qualifications and limitations agreed upon by the parties to such agreement in connection with negotiating the terms of such agreement (including being qualified by confidential disclosures and being made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts); and (v) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders.

Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement and the Tender and Voting Agreement, as applicable, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties in the Merger Agreement and/or the Tender and Voting Agreement also may not be accurate or complete as of any specified date. The representations and warranties contained in the Merger Agreement and incorporated herein by reference have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Merger Agreement and the Tender and Voting Agreement and subsequent developments or new information qualifying a representation or warranty may not be included in this Schedule 13D.

Confidentiality Agreement

Prior to entering into the Merger Agreement, the Issuer and the Reporting Person entered into a Confidentiality Agreement, dated as of November 11, 2016 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the Issuer, the Reporting Person agreed, among other things, and subject to customary exceptions, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained customary “standstill” provisions that prohibit the Reporting Person, its affiliates and representatives, until November 11, 2017, from taking, directly or indirectly, the following actions:

(a)

effecting or seeking to effect: (i) any acquisition of any securities, rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the Issuer or any of its subsidiaries or affiliates (provided that the Reporting Person and its affiliates may purchase securities of the Issuer resulting in ownership of up to three percent (3%), in the aggregate, of the outstanding securities of the Issuer or such subsidiary, as applicable); (ii) any tender or exchange offer, merger or other business combination involving the Issuer, any of the subsidiaries or affiliates or assets of the Issuer or the subsidiaries or affiliates constituting a significant portion of the consolidated assets of the Issuer and its subsidiaries or affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other

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extraordinary transaction with respect to the Issuer or any of its subsidiaries or affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission (“SEC”)) or consents with respect to any voting securities of the Issuer or any of its affiliates;

(b)	forming, joining or any way participating in a “group” (as defined under the Act) with respect to the Issuer or otherwise acting in concert with any person in respect to the beneficial ownership of any of the Issuer’s securities;

(c)	otherwise acting, alone or in concert with others, to seek representation on or to control or influence the management, board of directors or policies of the Issuer or to obtain representation on the board of directors of the Issuer;

(d)	taking any action that would or would reasonably be expected to force the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or

(e)	entering into any discussions or arrangements with any third party with respect to any of the foregoing.

However, the Reporting Person was not prohibited from making private oral or written proposals to the board of directors or chief executive officer of the Issuer regarding any potential transaction so long as public disclosure of any such proposal was not then required by applicable law, rules or regulations, provided that the Issuer retained the discretion to make such disclosure if it deemed it necessary or advisable.

In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting both the Issuer and the Reporting Person, and the affiliates and representatives of each, until November 11, 2017, from soliciting for employment or actually employing any of the officers or employees of the other party with whom the soliciting party had contact or became aware of in connection with a possible transaction, subject to certain customary exceptions. Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is attached to this Schedule 13D as Exhibit 7 and incorporated herein by reference.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Additional Information

The tender offer described in this Schedule 13D and the exhibits hereto has not yet commenced.

This Schedule 13D is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, (i) the Reporting Person and its wholly-owned subsidiary, Purchaser, intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and (ii) the Issuer intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Reporting Person, Purchaser and the Issuer intend to mail these documents to the Issuer’s stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents as well as the Reporting Person’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at the Reporting Person’s website at www.opentext.com. The website addresses of the SEC and the Reporting Person are included in this Schedule 13D as an inactive textual reference only. The information contained on these websites is not incorporated herein by reference and should not be considered to be a part of this Schedule 13D. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson LLC, at (800) 891-3214 .

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Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10 and 11 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes 33,882,229 Shares outstanding (as disclosed by the Issuer to the Reporting Person) as of July 21, 2017.

Pursuant to Rule 13d-3 of the Act, (i) the Reporting Person may be deemed to beneficially own 3,268,966 Shares, which constitutes approximately 9.65% of the outstanding Shares.

Beneficial ownership of 2,811,631 Shares reported herein by the Reporting Person is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

Except as set forth above, the Reporting Person does not beneficially own any Shares, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, neither the Reporting Person nor any person set forth on Schedule A hereto has affected any transactions in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Merger Agreement, Tender and Voting Agreement and the Confidentiality Agreement in Item 4 are incorporated herein by reference.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement, and the Tender and Voting Agreement.

Item 7. Material to Be Filed as Exhibits

1.	Amended and Restated Credit Agreement among Open Text Corporation and certain of its subsidiaries, the Lenders, Barclays Bank PLC, Royal Bank of Canada, Barclays Capital and RBC Capital Markets, dated as of November 9, 2011, filed as Exhibit 99.1 to the Current Report on Form 8-K, filed on November 9, 2011 by Open Text Corporation and incorporated by reference herein.

2.	First Amendment to Amended and Restated Credit Agreement and Amended and Restated Security and Pledge Agreement, dated as of December 16, 2013, between Open Text ULC, as term borrower, Open Text ULC, Open Text Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 20, 2013 by Open Text Corporation and incorporated by reference herein.

[ Page 8 of 12 Pages ]

3.	Second Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2014, between Open Text ULC, as term borrower, Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 23, 2014 by Open Text Corporation and incorporated by reference herein.

4.	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of May 5, 2017, among Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as borrowers, the guarantors party thereto, each of the lenders party thereto, and Barclays Bank PLC, as sole administrative agent and collateral agent, filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed on May 8, 2017 by Open Text Corporation and incorporated by reference herein.

5.	Agreement and Plan of Merger by and among Open Text Corporation, Galileo Acquisition Sub Inc. and Guidance Software, Inc., dated as of July 25, 2017, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed on July 26, 2017 by Guidance Software, Inc. and incorporated by reference herein

6.	Tender and Voting Agreement by and among Open Text Corporation, Galileo Acquisition Sub Inc. and certain stockholders of Guidance Software, Inc., dated as of July 25, 2017

7.	Confidentiality Agreement, dated as of November 11, 2016, by and between Open Text Corporation and Guidance Software, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

Open Text Corporation

By:	/s/ Gordon A. Davies
Name:	Gordon A. Davies
Title:	EVP, Chief Legal Officer and Corporate Development

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1.

Name and Address if not Open Text’s	Citizenship	Present Principal Occupation
Mark J. Barrenechea	United States	Chief Executive Officer and Chief Technology Officer, Director

Gordon A. Davies	Canada	Executive Vice President, Chief Legal Officer and Corporate Development

Prentiss Donohue	United States	Senior Vice President, Professional Services

John M. Doolittle	Canada	Executive Vice President and Chief Financial Officer

Simon “Ted” Harrison	United Kingdom	Senior Vice President, Enterprise Sales

Adam M. Howatson	Canada	Chief Marketing Officer

David Jamieson	Canada	Chief Information Officer

Muhi Majzoub	United States	Executive Vice President, Engineering

James McGourlay	Canada	Senior Vice President, Global Technical Services

Douglas M. Parker	Canada	Senior Vice President, Corporate Development

Leslie Sarauer	Canada	Senior Vice President, Human Resources

George Schulze	United States	Senior Vice President, Business Network Sales

Gary Weiss	United States	Senior Vice President, GM Discovery and Analytics

P. Thomas Jenkins	Canada	Chairman of the Board

Randy Fowlie: RDM Corporation 619A Kumpf Drive Waterloo, Ontario N2V 1K8 Canada	Canada	Director of Open Text and President and Chief Executive Officer of RDM Corporation

Gail E. Hamilton	United States	Director of Open Text

Brian J. Jackman	United States	Director of Open Text and President of the Jackman Group Inc.

Stephen J. Sadler Enghouse Systems Limited 80 Tiverton Court, Suite 800 Markham, ON L3R G4 Canada	Canada	Director of Open Text and Chairman and Chief Executive Officer of Enghouse Systems Limited

Michael Slaunwhite	Canada	Director of Open Text and Executive Chairman of Halogen Software Inc.

Katharine B. Stevenson	Canada	Director of Open Text

Carl Jürgen Tinggren	Sweden	Director of Open Text

Deborah Weinstein LaBarge Weinstein LLP 515 Legget Drive, Suite 800 Ottawa, Ontario K2K 3G4 Canada	Canada	Director of Open Text and Co-Founder and Partner of LaBarge Weinstein LLP